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                                                                    EXHIBIT 99.1

Press Release - November 1, 1999
Phoenix International roles out production implementation of Oracle Clinical

The International Data Division of Phoenix International is pleased to announce the global implementation of the clinical data management product, Oracle Clinical v. 3.1.1 among its international Data Centres based in France, Spain, UK and US.

This fully-validated application will form the framework for both regional and global data management support for Phase II-IV clinical programs on behalf of our pharmaceutical partners.

This implementation has driven common procedures and workflows and will facilitate both local and distributed study management optimizing resources within Phoenix International sites. Phoenix International and client standards may be maintained and the product offers replication features to client Oracle Clinical installations.

An international team was formed to champion this implementation and will continue to manage additional key initiatives allied to our implementation of Oracle Clinical including imaging and workflow solutions.

Phoenix International provides a wide spectrum of clinical, analytical, preclinical, drug discovery support and ancillary services to the pharmaceutical and biotechnology industries worldwide. Since beginning operations in 1989, Phoenix International has grown to over 2,400 employees worldwide, of whom 215 have either medical degrees or PhDs and over 240 have masters degrees.

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro. "


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For more information, contact:

JON WOOD
--------
SENIOR DIRECTOR DATA DIVISION, EUROPE
-------------------------------------
Tel:     +44 (0)1708 776022
Fax:     +44 (0)1708 725413
Email:   jwood@pils.com

Lilliam Kingsbury, Ph.D.
Senior Vice President, Data Division
Tel:     +1 215-540-8400
Fax:     +1 215-540-8433
Email: lilliam.kingsbury@pils-us.com